EXHIBIT 99.1

Commission File Number 001-31914

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS INDEPENDENT DIRECTORS BY THE CBIRC

AND RESIGNATION OF INDEPENDENT DIRECTORS

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 27 April 2022 in relation to, among others, the election of Mr. Huang Yiping and Ms. Chen Jie as Independent Directors of the seventh session of the board of directors of the Company (the “Board”) at the first extraordinary general meeting 2022 of the Company held on the same day (the “EGM”).

The Company has recently received the approval of qualification of Mr. Huang Yiping and Ms. Chen Jie issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of each of Mr. Huang Yiping and Ms. Chen Jie as an Independent Director of the Company has been approved by the CBIRC. The term of office of each of Mr. Huang Yiping and Ms. Chen Jie commenced on 13 July 2022. With effect from the same day, Mr. Huang Yiping has served as the Chairman of the Risk Management and Consumer Rights Protection Committee, a member of the Strategy and Assets and Liabilities Management Committee and a member of the Connected Transactions Control Committee; Ms. Chen Jie has served as the Chairman of the Nomination and Remuneration Committee, the Chairman of the Connected Transactions Control Committee, a member of the Audit Committee and a member of the Risk Management and Consumer Rights Protection Committee. For the biographical details of Mr. Huang Yiping and Ms. Chen Jie, please refer to the announcements of the Company dated 8 March 2022 and the circular of the EGM dated 11 March 2022.

As Ms. Leung Oi-Sie Elsie has served as an Independent Director of the Company for nearly six consecutive years, pursuant to the relevant regulations of the PRC, she has tendered her resignation as an Independent Director of the Company, the Chairman of the Risk Management and Consumer Rights Protection Committee, a member of the Strategy and Assets and Liabilities Management Committee and a member of the Connected Transactions Control Committee on 18 July 2022, which took effect on the same day.

In addition, Mr. Tang Xin has tendered his resignation as an Independent Director of the Company, the Chairman of the Nomination and Remuneration Committee, the Chairman of the Connected Transactions Control Committee, a member of the Audit Committee and a member of the Risk Management and Consumer Rights Protection Committee on 6 March 2022 (for details, please refer to the announcement of the Company dated 7 March 2022), and has ceased to perform his duties as an Independent Director of the Company and relevant duties as the chairman and member of various special committees of the Board from the date when the appointment of Ms. Chen Jie took effect.

Commission File Number 001-31914

Each of Ms. Leung Oi-Sie Elsie and Mr. Tang Xin has confirmed that she/he has no disagreement with the Board and there are no other matters relating to her/his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Ms. Leung Oi-Sie Elsie and Mr. Tang Xin for their contribution to the Company during their tenure of service.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 18 July 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie